Exhibit 99.1

DayOne Data Centers Limited

Code of Business Conduct

And Ethics Policy

(Adopted by the Board of Directors on 10 June 2025,

effective upon 17 June 2025)

June 2025

I.	PURPOSE

DayOne Data Centers Limited and its subsidiaries and affiliates (collectively, “DayOne” or “Company”) are committed to adhering to the highest legal and ethical standards applicable to our industry.1

This Code of Business Conduct and Ethics (“Code”) reinforces the values and principles of the Company, and our policies provide more specific guidance on how we expect you to comply with our standards. We must know, understand, and follow this Code and supporting policies, with no exceptions. This Code defines the important standards for doing business at the Company and provides the foundation for our success. All Company business is to be conducted in strict observance of both the Code and spirit of applicable laws, and the integrity of individual employees is of utmost importance.

This Code is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, relevant regulatory authorities and stock exchanges (if applicable) and in other public communications made by the Company;

•	compliance with applicable laws, rules and regulations;

•	prompt internal reporting of violations of the Code; and

•	accountability for adherence to the Code.

II.	APPLICABILITY

This Code applies to all directors, officers, and employees of the Company, whether they work for the Company on a full-time, part-time, consultative, or temporary basis (each, an “employee” and collectively, the “employees”). Certain provisions of the Code apply specifically to our chief executive officer, chief financial officer, other chief officers, senior financial officer, controller, senior vice presidents, vice presidents, and any other persons who perform similar functions for the Company (each, a “senior officer,” and collectively, the “senior officers”).

[1]	This Code is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

If you have any questions regarding the Code or would like to report any violation of the Code, please contact the Legal and Compliance Department (“LCD”) by phone call at +65 6015 0522 or by email at compliance_reporting@dayonedc.com.

III.	CONFLICTS OF INTEREST

Identifying Conflicts of Interest

A conflict of interest occurs when an employee’s private interest interferes, or appears to interfere, in any way with the interests of the Company as a whole. An employee should actively avoid any private interest that may impact such employee’s ability to act in the interests of the Company or that may make it difficult to perform the employee’s work objectively and effectively. In general, the following examples are considered conflicts of interest:

•	Competing Business. No employee may be employed by a business that competes with the Company or deprives the Company of any business.

•

Corporate Opportunity. No employee may use corporate property, information or his/her position with the Company to secure a business opportunity that would otherwise be available to the Company. If an employee discovers a business opportunity that is in the Company’s line of business through the use of the Company’s property, information or position, the employee must present the business opportunity to the Company.

•	Financial Interests.

(i)

No employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business or entity if such interest adversely affects the employee’s performance of duties or responsibilities to the Company, or requires the employee to devote time to it during such employee’s working hours at the Company;

(ii)	No employee may hold any ownership interest in a privately held company that is in competition with the Company;

(iii)

An employee may hold less than 5% ownership interest in a publicly traded company that is in competition with the Company; provided that if the employee’s ownership interest in such publicly traded company increases to 5% or more, the employee must immediately report such ownership to the LCD;

(iv)

Unless pre-approved by the LCD, no employee may hold any ownership interest in a company that has a business relationship with the Company if such employee’s duties at the Company include managing or supervising the Company’s business relations with that company; and

(v)	Notwithstanding the other provisions of this Code:

(a)

a director or any family member of such director (collectively, “Director Affiliates”) or a senior officer or any family member of such senior officer (collectively, “Officer Affiliates”) may continue to hold his/her investment or other financial interest in a business or entity (an “Interested Business”) that:

(1)

was made or obtained either: (i) before the Company invested in or otherwise became interested in such business or entity; or (ii) before the director or senior officer joined the Company (for the avoidance of doubt, regardless of whether the Company had or had not already invested in or otherwise become interested in such business or entity at the time the director or senior officer joined the Company); or

(2)

may in the future be made or obtained by the Director Affiliate or Officer Affiliate, provided that at the time such investment or other financial interest is made or obtained, the Company has not yet invested in or otherwise become interested in such business or entity;

provided that such Director Affiliate or Officer Affiliate shall disclose such investment or other financial interest in an Interested Business to the Board of Directors of the Company (“Board”) and the Board has no objection;

(b)

a Director Affiliate or an Officer Affiliate shall refrain from participating in any discussion among senior officers of the Company relating to an Interested Business and may not be involved in any proposed transaction between the Company and an Interested Business; and

(c)

before any Director Affiliate or Officer Affiliate: (i) invests, or otherwise acquires any equity or other financial interest, in a business or entity that is in competition with the Company; or (ii) enters into any transaction with the Company, the Director Affiliate or Officer Affiliate shall obtain prior approval from the Audit and Risk Committee of the Board.

For purposes of this Code, a company or other entity is deemed to be “in competition with the Company” if it competes with the Company’s business in the development and operation of data centers, the leasing of capacity in data centers, and the provision of data center colocation and hosting services, and does not include any cloud business or services (including any GPU leasing services), and any other business in which the Company engages in.

•

Loans or Other Financial Transactions. No employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions.

•

Service on Boards and Committees. No employee may serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests could reasonably be expected to conflict with those of the Company. Employees must obtain prior approval from the Board before accepting any such board or committee position. The Company may revisit its approval of any such position at any time to determine whether an employee’s service in such position is still appropriate.

The above is not a complete list of situations where conflicts of interest may arise. The following questions might serve as a useful guide in assessing a potential conflict of interest situation not specifically addressed above:

•	Is the action to be taken legal?

•	Is it honest and fair?

•	Is it in the best interests of the Company?

Disclosure of Conflicts of Interest

The Company requires that employees fully disclose any situations that could reasonably be expected to give rise to a conflict of interest. If an employee suspects that he/she has a conflict of interest, or a situation that others could reasonably perceive as a conflict of interest, the employee must report it immediately to the LCD. Conflicts of interest may only be waived by the Board, and will be promptly disclosed to the public to the extent required by law and applicable rules of the applicable stock exchange.

Family Members and Work

The actions of family members outside the workplace may also give rise to conflicts of interest because they may influence an employee’s objectivity in making decisions on behalf of the Company. If a member of an employee’s family is interested in doing business with the Company, the criteria as to whether to enter into or continue the business relationship and the terms and conditions of the relationship must be no less favorable to the Company compared with those that would apply to an unrelated party seeking to do business with the Company under similar circumstances.

Employees are required to report any situation involving family members that could reasonably be expected to give rise to a conflict of interest to their supervisor and the LCD. For purposes of this Code, “family members” or “members of employee’s family” include an employee’s spouse, parents, children and siblings, whether by blood, marriage or adoption or anyone residing in such employee’s home.

IV.	PROTECTION AND USE OF COMPANY ASSETS

Employees should protect the Company’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any use of the funds or assets of the Company, whether for personal gain or not, for any unlawful or improper purpose is strictly prohibited.

To ensure the protection and proper use of the Company’s assets, each employee is required to:

•	exercise reasonable care to prevent theft, damage or misuse of Company property;

•	promptly report any actual or suspected theft, damage or misuse of Company property;

•	safeguard all electronic programs, data, communications and written materials from unauthorized access; and

•	use Company property only for legitimate business purposes.

The Company prohibits political contributions and/or donations (directly or through trade associations) by any employee on behalf of the Company. Prohibited political contributions include but is not limited to:

•	any contributions and/or donations of the Company’s funds or other assets for political purposes;

•	encouraging individual employees to make any such contribution; and

•	reimbursing an employee for any political contribution.

V.	PRIVACY AND DATA SECURITY

We respect the privacy and confidentiality of the information of our customers, our employees, and those with whom we do business. When our business activities require us to collect, use, process, store or transfer personal information and/or other sensitive data, we do so only to the extent required to perform our business activities and only in a way that complies with all applicable laws and the Company’s data privacy and security policies.

We also safeguard the security of our data centers. This encompasses both physical security (i.e., safeguarding the facility and its hardware) and virtual security (i.e., protecting networks and digital assets).

VI.	INTELLECTUAL PROPERTY AND CONFIDENTIALITY

Employees shall abide by the Company’s rules and policies in protecting the intellectual property and confidential information, including the following:

•

All inventions, creative works, computer software, and technical or trade secrets developed by an employee in the course of performing the employee’s duties or primarily through the use of the Company’s assets or resources while working at the Company are the property of the Company.

•

Employees shall maintain the confidentiality of information entrusted to them by the Company or entities with which the Company has business relations, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its business associates, if disclosed.

•

The Company maintains a strict confidentiality policy. During an employee’s term of employment with the Company, the employee shall comply with any and all written or unwritten rules and policies concerning confidentiality and shall fulfill the duties and responsibilities concerning confidentiality applicable to the employee.

•

In addition to fulfilling the responsibilities associated with his/her position in the Company, an employee may not, without obtaining prior approval from the Company, disclose, announce or publish trade secrets or other confidential business information of the Company, nor may an employee use such confidential information outside the course of his/her duties to the Company.

•	Even outside the work environment, an employee must maintain vigilance and refrain from disclosing important information regarding the Company or its business, business associates or employees.

•

An employee’s duty of confidentiality with respect to the confidential information of the Company survives the termination of such employee’s employment with the Company for any reason until such time as the Company discloses such information publicly or the information otherwise becomes available in the public sphere.

•

Employees should also exercise caution when making public statements, including on social media. Employees must not post comments about sensitive business-related topics, such as the Company’s performance, or do anything to jeopardize our trade secrets, confidential information and intellectual property either during or after the employee’s employment.

•

Upon termination of employment, or at such time as the Company requests, an employee must return to the Company all of its property without exception, including all forms of medium containing confidential information, and may not retain duplicate materials.

VII.	ACCURACY OF COMPANY RECORDS, FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

Factually accurate and reliable records are crucial to the Company’s business and form the basis of its public disclosures and communications, including earnings statements, financial reports and other disclosures to the public. The Company’s records are a source of essential data that guides business decision-making and strategic planning. Company records include, but are not limited to, booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of business.

All Company records must be complete, factually accurate and reliable in all material respects. There is never an acceptable reason to make false or misleading entries. Undisclosed or unrecorded funds, payments or receipts are strictly prohibited. An employee is responsible for understanding and complying with the Company’s recordkeeping policy. An employee should contact the LCD if he/she has any questions regarding the recordkeeping policy.

Specifically, employees must strictly comply with all applicable standards, laws, regulations and policies for accounting and financial reporting of transactions, estimates and forecasts. Factually inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

Employees should be on guard for, and are required to promptly report, any possibility of inaccurate or incomplete financial reporting. Employees should pay special attention to:

•	financial results that seem inconsistent with the performance of the underlying business;

•	transactions that do not seem to have an obvious business purpose; and

•	requests to circumvent ordinary review and approval procedures.

The Company’s senior financial officers and other employees working in the Finance Department have a special responsibility to ensure that all of the Company’s financial disclosures are full, fair, factually accurate, timely and understandable. All employees are required to report any practice or situation that might undermine this objective to the LCD.

Employees are prohibited from directly or indirectly taking any action to coerce, manipulate, mislead or fraudulently influence the Company’s independent auditors for the purpose of rendering the financial statements of the Company materially misleading. Prohibited actions include but are not limited to:

•

issuing or reissuing a report on the Company’s financial statements that is not warranted in the circumstances (due to material violations of U.S. GAAP, generally accepted auditing standards or other professional or regulatory standards);

•	not performing audit, review or other procedures required by generally accepted auditing standards or other professional standards;

•	not withdrawing an issued report when withdrawal is warranted under the circumstances; or

•	not communicating matters as required to the Company’s Audit and Risk Committee.

VIII.	COMPLIANCE WITH LAWS AND REGULATIONS

Each employee has an obligation to comply with the laws of the jurisdictions in which the Company operates. This includes, without limitation, laws covering commercial bribery and kickbacks, information privacy, data security, cyber security, personal data protection, patent, copyrights, trademarks and trade secrets, insider trading, employment harassment, environmental protection, occupational health and safety, false or misleading financial information, misuse of corporate assets and foreign currency exchange activities. Employees are expected to understand and comply with all laws, rules and regulations that apply to their positions at the Company. If any doubt exists about whether a course of action is lawful, the employee should seek advice immediately from the LCD.

IX.	GIFTS AND HOSPITALITY

All employees should exercise sound judgment when giving or receiving gifts and hospitality to ensure that such conduct, whether in terms of the value of the gift of hospitality, or the nature and intent of such gift or hospitality, is in accordance with the relevant laws and regulations and the Company’s applicable policies. All employees are required to comply with the Anti-Corruption Compliance Policy of the Company regarding gifts and hospitality.

X.	SANCTIONS AND EXPORT CONTROLS

Global trade laws impact where and to whom the Company can send or receive our products and the Company is committed to strict compliance with these international trade laws. Economic sanctions, blocking statutes, and import and export control laws are often complex and can vary depending on the product and from where it is being imported or to where it is being exported. Please refer to the Company’s Sanctions and Export Controls Compliance Policy for more details.

XI.	FAIR DEALING AND COMPLIANCE WITH ANTI-TRUST LAWS

Each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No employee may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

The Company supports and strives for fair competition and is committed to complying with applicable trade regulations and competition laws. All employees shall refrain from any activities that might restrain fair competition or raise competition law concerns.

XII.	EQUAL EMPLOYMENT OPPORTUNITY

The Company is firmly committed to providing equal opportunity in all aspects of employment. The Company strictly prohibits unlawful discrimination or harassment on the basis of any characteristic protected by applicable law, including, for example, race, color, religion, veteran status, national origin, ancestry, pregnancy status, sex, gender identity or expression, age, marital status, mental or physical disability, medical condition, or sexual orientation.

XIII.	DISCRIMINATION AND HARASSMENT

The Company prohibits discrimination, harassment and bullying in any form—including sexual harassment. If you believe you have been harassed or discriminated against by anyone at the Company, or by a Company partner or vendor, we strongly encourage you to immediately report the incident to your supervisor or the LCD. Similarly, supervisors and managers should, and in some locations must, immediately report any such incident. The Company will promptly and thoroughly investigate any complaints and take appropriate action. Any employee found to have engaged in conduct that violates any of the Company’s non-discrimination and anti-harassment policies will be subject to appropriate discipline.

XIV.	HEALTH AND SAFETY

The Company strives to provide employees with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for other employees by following environmental, safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence or threats of violence are not permitted.

Each employee is expected to perform his/her duty to the Company in a safe manner, free of any influence of alcohol, illegal drugs or other controlled substances. The use of illegal drugs or other controlled substances in the workplace is prohibited.

XV.	INSIDER INFORMATION

The Company is committed to compliance with insider trading laws, which prohibit trading in securities by persons who have material non-public information. This type of insider information may not be used to gain financial advantage when buying or selling stock and may not be passed along to others who may trade on it. For any questions about insider trading or related issues, please consult the LCD.

Employees are also prohibited from “tipping” others – whether family members, friends, or anyone else – by giving them material non-public information so that they can trade in stock, either for themselves or on behalf of the employees.

XVI.	THIRD PARTY INTEGRITY

The Company expects that its business partners (including its contractors, consultants, vendors and suppliers) conduct themselves with the utmost fairness, honesty and responsibility in all aspects of their business. As a general principle, the Company’s business partners are required to comply fully with all legal requirements applicable to the conduct of their business.

XVII.	VIOLATIONS OF THE CODE

All employees have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to the Company. Reporting a known or suspected violation of this Code by others will not be considered an act of disloyalty, but an action to safeguard the reputation and integrity of the Company and its employees.

If an employee knows of or suspects a violation of this Code, it is such employee’s responsibility to immediately report the violation to the LCD, who will work with the employee to investigate his/her concern. All questions and reports of known or suspected violations of this Code will be treated with sensitivity and discretion. The Company will protect the employee’s confidentiality to the extent possible, consistent with the law and the Company’s need to investigate the employee’s concern.

It is the Company’s policy that any employee who violates this Code will be subject to appropriate discipline, including termination of employment, based upon the facts and circumstances of each particular situation. An employee’s conduct, if not in compliance with the law or with this Code, can result in serious consequences for both the employee and the Company.

The Company strictly prohibits retaliation against an employee who, in good faith, seeks help or reports known or suspected violations. An employee inflicting reprisal or retaliation against another employee for reporting a known or suspected violation will be subject to disciplinary action, including termination of employment.

XVIII.	CONCLUSION

This Code contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If employees have any questions about these guidelines, they should contact the LCD. The Company expects all employees to adhere to these standards. Each employee is separately responsible for his/her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management positions. If an employee engages in conduct prohibited by the law or this Code, such employee will be deemed to have acted outside the scope of his/her employment. The prohibited conduct will subject the employee to disciplinary action, including termination of employment.

ACKNOWLEDGEMENT OF RECEIPT

I, ___________________, certify that I have received a copy of the Company’s Code of Business Conduct and Ethics (“Code”), I understand the standards and procedures contained therein, and I agree to follow these standards and procedures at all times. I understand and agree that if I violate the Code, the Company may impose such sanctions on me as it deems appropriate, including without limitation a letter of censure, or suspension, or termination of my employment. I further confirm that, should I learn or have reason to know of any potential violations of the Code or any applicable laws, I will immediately notify the Company.

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